Filed by Livent Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Livent Corporation
Commission File No. 001-38694

The following is a transcript of an investor call held by Livent Corporation on May 10, 2023 regarding its proposed combination with Allkem Limited.

Livent Corp and Allkem Ltd Merger Call (Corrected version)

 Event Details

Date: 2023-05-10

Company: Livent Corp.

Ticker: LTHM-US

 Company Participants

Daniel Rosen - Livent Corp., Corporate Strategy, Mergers and Acquisitions & Investor Relations

Paul W. Graves - Livent Corp., President, Chief Executive Officer & Director

Martín Pérez de Solay - Allkem Ltd., Chief Executive Officer, Director & MD

 Other Participants

David Adam Deckelbaum - Analyst

Joel Jackson - Analyst

Christopher Parkinson - Analyst

Kevin W. McCarthy - Analyst

Matthew DeYoe - Analyst

Chris Kapsch - Analyst

Corinne Blanchard - Analyst

Aleksey Yefremov - Analyst

MANAGEMENT DISCUSSION SECTION

Operator

Good morning and welcome to the Livent host a call to discuss the transaction announced today between Livent and Allkem.

I will now turn the conference over to Daniel Rosen, Investor Relations and Strategy for Livent. Daniel, please begin when you're ready.

Daniel Rosen

Thank you, Maggi. Good morning, everyone, and welcome to the call. Joining me today are Livent President and Chief Executive Officer, Paul Graves; and Allkem Managing Director and Chief Executive Officer, Martín Pérez de Solay.

The slide presentation that accompanies our discussion can be found at the transaction website, www.globallithiumleader.com. Prepared remarks from today's discussion will be made available after the call.

Following our prepared remarks, Paul and our team will be available to address your questions. Given the number of participants on the call today, we request to limit of one question and one follow-up per caller. We'll be happy to address any additional questions after the call.

Before we begin, let me remind you that today's discussion will include forward-looking statements that are subject to various risks and uncertainties concerning specific factors, including but not limited to those factors identified in Livent's Form 10-K and other filings with the Securities and Exchange Commission. Information presented represents our best judgment based on today's information. Actual results may vary based upon these risks and uncertainties.

Today's discussion will include references to various non-GAAP financial metrics. Definitions of these terms, as well as a reconciliation to the most directly comparable financial measure, calculated and presented in accordance with

©2023, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners.

GAAP, are provided on the Livent investor relations website.

And with that, I'll turn the call over to Paul Graves.

Paul W. Graves

Hello, everyone. Thank you joining Martín and me to discuss the merger of Livent and Allkem. We're very excited about our proposed merger of equals that will create leading, global lithium chemicals company with greater business critical scale and with enhanced capabilities to accelerate our expansion plans in order to meet the growing needs of our customers. This is a good time to be announcing this merger, given the unprecedented growth trajectory ahead for our industry.

By combining forces, we will be ideally positioned to help our customers meet the accelerating global demand for electric vehicles and broader energy storage applications. Together with Allkem, we will have a globally diversified footprint of large, high quality and low-cost assets and a diversified, resilient supply chain, allowing us to accelerate value and de-risk our expansion projects, and built to be driving our future growth with Allkem's talented team worldwide.

I'll now pass it over to Martín for some initial comments.

Martín Pérez de Solay

Thank you, Paul and thank you everyone on the line for joining us today. It was full of excitement around this merger of equals. So we'll hear in more detail shortly. This is a transformative combination of two companies with highly complementary assets and skillsets. This merger brings together expertise across both firms in project development, product innovation, and commercial capabilities.

The new company will have greater vertical integration and strengthened position to accelerate growth and significantly increase scale to better serve our customers around the world. I believe that stakeholders, employees, and customers will realize significant benefits from this transaction as the business transforms into a truly global player with listings in both the US and Australia.

I will now turn back into Paul to walk through the highlights of the transaction and the enhanced capabilities created by the combination of these two big companies.

Paul W. Graves

Thank you, Martín. So, beginning on slide 3, let me walk through some of the key details of the transaction. We have structured this merger as an all-stock merger of equals, which will provide the opportunity to continue to invest in our growth and realize synergies that benefit all shareholders into the future.

Allkem shareholders will receive one share of a newly created holding company, NewCo, for each existing Allkem share; and Livent shareholders will receive 2.406 shares of NewCo for each existing Livent share. Post-transaction close, the ownership split between Livent and Allkem shareholders will be 44% and 56% of the combined company, respectively. This exchange ratio reflective of the underlying relative contributions of each company, as well as the trading relationship between Livent and Allkem share prices over recent months.

The NewCo board will include seven directors designated by Livent and seven directors designated by Allkem. We will have a primary listing on the New York Stock Exchange and a listing on the Australian Stock Exchange via CHESS Depositary Interests or CDIs with expected index inclusion in both markets. The name of the newly combined company will be communicated at a later date.

The combination has been unanimously approved by both boards of directors, and we expect to close this transaction by end of calendar year 2023, subject to regulatory approvals, shareholder approval of both companies and other customary closing conditions.

©2023, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners.

Martín Pérez de Solay

Thank you, Paul. On slide 4, this transaction is consistent with our strategy and deliver a step change in our stated objectives. The merits of this transaction can be mostly easily – can be most easily summarized by three compelling parts. It increases the scale with an expanded geographic footprint and are combined lithium deposit base among the largest in the world. It immediately enhances vertical integration, bringing together two complementary business and combined expertise that is expected to deliver meaningful operating synergies and capital savings. Both companies will bring compelling growth profiles and together, we are even better. All-in, the combination will enable us to unlock significant value creation for shareholders, enhances our position within the global lithium value chain and our relevance to global customer base.

Paul W. Graves

Turning to slide 5, I'm going to spend a few minutes talking about the transaction logic as they're critically important to our vision of this combination. We estimate that the transaction will generate annual run rate synergies within three years of $125 million per year.

These savings can be characterized most simply as arising from one of three areas; first, the elimination of duplicate costs, particularly at the corporate level; second, operational efficiencies that arise due to close proximity of our resources, especially in Argentina and Canada; and third, operating benefits that arise across our combined businesses that arise from having a broader, more diverse set of operating assets which allow us to maximize plants' efficiencies and reduce or even eliminate purchases of third-party materials.

We also estimate that we will reduce our capital spending by $200 million in total, particularly in Hombre Muerto in Argentina, where we are both investing today, and in Québec, where we are also both developing mining and chemical operations.

The ability to enhance our scale at the most business critical levels is a compelling reason for our combination. We will have a production presence in three major lithium geographies; that is Western Australia, Canada and South America. Operationally, we expect to grow production capacity to 250,000 tonnes per year by the end of 2027, with a broader portfolio of producing and development assets. This merger enhances our global capabilities, strengthening our ability to serve customers with a more diverse and therefore more resilient supply chain.

Both companies are committed to a strategy of full vertical integration, a business model that enables enhanced operational flexibility and greater value capture under multiple market conditions. Our high complementary production base immediately enhances this strategy, allowing us to bring customers a full range of lithium products that we will be able to deliver across geographies. In addition to our production base in key lithium resource areas, we will have the ability to produce the critical lithium performance chemicals, whether that is carbonate, hydroxide or metals-based products, closer to our customers, using our network of operations in the US, Canada, Argentina, Japan, the UK and China. This is a critical differentiator for us. Being vertically integrated and regionally diverse gives us security of supply, better predictability of cost, added flexibility and a better ability to serve our customers.

A third critical aspect of this combination is the combining our development plans allows us to both accelerate the delivery of our expansions, as well as reduce the risk associated with these large capital projects. Factors such as close proximity of lithium deposits in Canada and Argentina, complementary proven skills in areas such as hard rock mining, conventional and DLE-based brine extraction processes and battery-grade lithium hydroxide production are what creates the ability to accelerate and de-risk. We have a deep pipeline of attractive and advanced growth projects to execute in phases over the foreseeable future.

And finally, we have a leading ESG profile with a shared, unwavering commitment to deliver sustainable and responsible growth for our investors, our employees, our customers, and the communities in which we operate around the world. Together, we can continue our progress and do more, faster, which helps us deliver our values and to grow in a responsible way. Increasing the availability of lithium will continue to be a key enabler of decarbonization and the global electrification of transportation. This merger between Livent and Allkem enhances our ability to support this critical process.

Moving to slide 6, the new company will have a very strong financial profile, with a robust balance sheet and the

©2023, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners.

financial flexibility to fund our project development pipeline. With combined 2022 revenue of $1.9 billion, $1.2 billion in combined 2022 adjusted EBITDA and combined liquidity, including net cash on hand and undrawn credit lines of

$1.4 billion, and supported further by a highly cash-generative business, we will have the financial strength needed to make the investments that will drive our growth, including our plan to reach a combined lithium production capacity of approximately 250,000 tonnes per year by the end of 2027.

Martín Pérez de Solay

Turning onto slide 7, as you can see, this combination places us in the top three lithium producers, with approximately 250,000 tonnes of LCE by 2027. It's not just size, the combination will create arguably the most compelling product offering in the market, with exclusive core (00:11:52) growth range of its high quality lithium products to meet evolving needs of our customers. Our scale and vertical integration will enhance our market relevance and underpin our ability to deliver anticipated capacity growth in the years ahead of the global demand for electric vehicles and broader energy storage applications accelerates.

By combining leading processing and commercial capabilities with a large diverse resource and production base, we are well positioned as a leading global lithium player of choice (00:12:25). We will have the scale and the product suite become further embedded in the value chain of our customers.

Moving on to slide 8, we are creating a truly global business. Our combined asset and skillsets across the key lithium producing regions, including the Lithium Triangle in Argentina, Canada, and Australia, gives us a strong competitive advantage. Our production and processing facilities are in close proximity to our customers, which allow us to be flexible and nimble in meeting rapidly evolving product chemistry. Further, our global industrial processing network is uniquely positioned to integrate into North America and European lithium value chains and meet the demand for more localized supply chains. Referring to the chart on the top right-hand side of the slide, the product suite is balanced across the sort of lithium chemical products and provides us with the flexibility to respond to evolving customer needs.

Paul W. Graves

I want to stress that we are not just creating a leader in our industry in terms of production volume or total resources. As you can see on slide 9, we will be a leading global diversified lithium chemicals producer, with a fully vertically integrated operating model built on high quality assets, people, technologies and knowhow. If we look at the combined production portfolio, in Argentina, we have some of the best brine assets in the industry. Operating across the (00:14:03) Hombre Muerto, Olaroz and Cauchari, we have an unmatched portfolio. In Canada, we have two hard-rock deposits, Whabouchi and James Bay that are within 100 kilometers of each other, which will create opportunities for us in terms of faster construction and lower construction and future operating costs.

And finally, our global portfolio of lithium chemical manufacturing assets is second to none. Our regionally diverse footprint enhances our flexibility and reliability to deliver for our global customers, as well as creating the opportunity to partner with our customers to create more resilient local supply chains to support their own business plans.

Operating a vertically integrated business model requires that we have the capabilities to both develop resources and produce the highly specific performance chemicals that the advanced energy storage industry increasingly demands from us. As you can see from slide 10, we close any gaps that either one of us might have in terms of knowhow or experience, resulting in a broad range of capabilities in everything from mining, direct lithium extraction techniques, chemical manufacturing and meeting factory-grade quality and reliability requirements. Add to this our complementary project execution skills, and you can see how this merger creating fundamentally stronger business.

Martín Pérez de Solay

Slide 11 speaks of our world-class growth pipelines and execution expertise. With a rapid once-in-a-generation growth we're seeing for the EVs and energy storage solutions, it is critical that we are able to grow our production capabilities for our customers. The combination of technical operating and capital deployment team will provide an enviable pool of expertise to de-risk and speed up the combined growth project. As we think about the increasing global demand for our products, we will have the ability to leverage a big inventory of high quality, low cost projects, ramp up production and drive strong growth over the coming year.

©2023, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners.

In just five years, we expect our combined capacity to grow from an estimated 90,000 tonnes of LCE in 2023, to approximately 250,000 tonnes of LCE in 2027. The delivery of this growth is already under way. (00:16:31) volume expansion is unparalleled across our industry today and will allow us to unlock additional opportunities to enhance high-margin specialty volumes downstream.

Paul W. Graves

As I mentioned earlier, and as said on slide 12, we aim to achieve $125 million in annual run rate synergies by 2027, driven primarily from the streamlining of corporate costs, asset optimization, and improved logistics and procurement. We expect the majority of these synergies to be achieved within the first three years of the combined company. We also expect onetime capital savings of roughly $200 million to be achieved also within the first three years, which will improve our capital efficiency, our investment flexibility and allow us to accelerate the timing of bringing new assets into production.

The ability to realize meaningful synergies is supported by the proximity of combined company assets. In Argentina, Hombre Muerto and Sal de Vida are within 10 kilometers of each other. And in Québec, Whabouchi and James Bay are within 100 kilometers. Additionally, by leveraging our work at Nemaska on designing and constructing our lithium hydroxide operation at Bécancour, we expect there will be meaningful opportunities for both cost synergies, project acceleration, and capital spending savings for our hydroxide plants to support James Bay.

You will see that the cost savings are not dependent on a single source or a single resource, but are spread around the globe, and reflect everything from eliminating duplicate costs, improved purchasing efficiencies, and enhanced operating efficiencies. The diversification of sources of savings gives us the confidence in our ability to deliver them in a relatively short time. However, we also expect the further opportunities to improve financial performance we'll arise (00:18:28) as we further optimize our combined operations and maximize the integration of operations across the globe.

Martín Pérez de Solay

Referring to slide 13, ESG is fundamental to both Livent and Allkem. Both companies have an outstanding and long distinguished track record in ESG, and the combined entity will build on this unwavering commitment to sustainability and responsible growth. We are confident this merger will continue to propel the mission and value of our two companies, which are firmly focused on safety, quality, and productivity.

Sustainability is central to the mission of both companies. We are very excited to help drive a better future for our people and the communities where we operate through our shared emphasis on responsible operations, customer focus, diversity, equity and inclusion, innovation and continuous improvement.

We will look forward – we anticipate demand for our products will continue to grow the need for meaningful climate solutions and the transition to electrical – and transition to electrification builds (00:19:38). Consumers and governments are driving fast-growing EV markets by focusing on policies and practices that accelerate the shift away from the fossil fuels. We can and we will play a key role enabling this.

On slide 14, we have been discussing, this merger immediately creates a leading integrated lithium chemical company that unlocks and maximizes the value of collective growth – of the collective growth opportunity in front of us. The merged company will be tightly integrated into North America and European battery value chain and will be a company of significant relevance for our shareholders, partners, employees and customers.

And with that, we will open the line for questions.

QUESTION AND ANSWER SECTION

Operator

Thank you. Our first question today comes from David Deckelbaum from Cowen. Please go ahead. Your line is now open.

©2023, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners.

Analyst: David Adam Deckelbaum

Question – David Adam Deckelbaum: Thank you, everyone. Congrats, Paul and Martín and your teams on the announcement today. One of the questions that I had to start off with, you talked about capital savings of $200 million realized in the first few years. Is that specific to one project? Is it spread amongst many? And I guess, it leads to my question, which is really, do you see this combination as presenting the opportunity to build perhaps one conversion facility in Canada to achieve some greater synergies, to combine the feeds from James Bay and Whabouchi?

Answer – Paul W. Graves: Let me go first. Martín can add what I miss. It's primarily the Canada complex and the Sal de Vida and Hombre Muerto expansions is where the capital savings take place. There are significant opportunities clearly when you are in the early stage of expansions like in Canada. Engineering costs are not insignificant. Time is one of your biggest costs. So, moving more quickly saves you significant capital savings too. And so, I think it's clearly those two kind of complexes, for want of a better description that drive the capital savings.

Answer – Martín Pérez de Solay: Yeah. I would have to what Paul said that when you're building two projects at the same time, the expansions in Hombre Muerto and Sal de Vida, the savings in indirect construction costs are significant. We have seen a significant escalation of indirect costs across – for the world in the last year. So, it is coming from both synergies of putting together the Canadian operations basically side. So, all the (00:22:42) engineering costs, you associate a lot of the basic infrastructure that you need to put your stuff together. So, it is going to be quite compelling and actually knowing this industry, being able to build a low carbon intensity cost significantly de-risks the performance of the project.

Answer – Paul W. Graves: And to your question on Canada, look, clearly, we have in Nemaska, Whabouchi and Bécancour integrated project, we both have the same philosophy that we should be fully integrated. So therefore, answering the question of where is the best location to build a hydroxide plant by James Bay, it's a key part of the conversation. There's no doubt, we will build that plant more quickly and at lower capital cost as a result of this combination.

Question – David Adam Deckelbaum: I appreciate that. And then, perhaps just a brief follow up. I suppose at a very high level before getting into the math, do you feel that this combination allows you to fund all of your foreseeable growth projects with internally generated cash flows at this point?

Answer – Paul W. Graves: Yes.

Answer – Martín Pérez de Solay: Yeah (00:23:51).

Question – David Adam Deckelbaum: Fair enough. Appreciate the time, guys.

Operator

Thank you. The next question comes from Joel Jackson from BMO Capital Markets. Please go ahead. Your line is now open.

Analyst: Joel Jackson

Question – Joel Jackson: Hi. Good morning, gentlemen.

Answer – Paul W. Graves: Hi, Joe.

Question – Joel Jackson: It rationally makes a lot of sense now – hi. Good morning. So, it rationally makes a lot of sense, obviously, in Argentina and Québec views. Now, can you talk about being a larger company, what does that mean strategically as you look to sign find (00:24:24) more relevance with cathode makers, battery makers, EV

©2023, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners.

makers? And then, I'm going to try to ask this question the best I can, does a larger NewCo make you also – does (00:24:36) one plus one equals three to where, down the road, strategically, this combined asset could be more attractive if the diversified miners that want to get involved in this, you know what I'm getting at?

Answer – Paul W. Graves: Yeah. I don't know how long it would take for that question, Joe. I knew you'd be the one to ask it. Look, I think the scale is an important – it's an important factor in success. But scale as a company is not really the focus. We talk about business critical scale. And what does that mean? It means you can have a conversation with a customer about being globally integrated into their supply chains. These supply chains tomorrow will look very different to what they look like yesterday. I mean, a single OEM today may have one or two cathode producers, one major battery partner. Three or four years from today, that's not going to be the case.

They're going to have multiple cathode producers, multiple battery partners, may even have their own in-house battery production. You're not relevant, if you're selling them 5,000 tonnes a year of hydroxide. You need to be able to supply them more hydroxide, you need to be able to supply them carbonate, because not all their batteries will be hydroxide based. Ultimately, as we move forward and then think about next-generation batteries, you need metal- based chemistry, we can do all of that. So, that scale at this business-critical level is really where the conversation changes with customers.

And I personally believe customers will be hugely supportive of the way we're tackling this, because it gives them more security of supply no matter which way you measure it. Supply chains, diversity, multiple assets, ability to localize portions of the supply chain, all of this is much more difficult to do individually than it will be together.

Answer – Martín Pérez de Solay: And just following the Paul's comments, we always said that you have to be a meaningful producer in this industry and we kind of cited to 10% as kind of minimum producer, because there would be multiple suppliers of batteries, and cathodes and end buyers of product will mostly be – there's some 10 or 15 OEMs at the end of the day, and you have to be meaningful for them, so that they really need you – you need to their supply chain, they bind to your chemistry. And once you become the trusted source of high technology, or high quality product that performs into the processes. Then that really links you to the customers and enables you to know what the future chemistries are going to be, be ahead of the game in terms of supply, in terms of products and be the meaningful supplier that anybody that wants to be meaningful in this industry has to come here and sit down with us and discuss the future growth plans, and how we integrate our products into their value chains.

Question – Joel Jackson: Maybe I would follow up. You've so many projects that you can put money into different stages of development and work on – in Québec and Argentina. Now, does this make the combined management teams pause? Just figure out like what is the bet – like, should do we cease whatever at Hombre Muerto or is it better to Sal de Vida or should we put that money more in (00:28:02)? Because whatever reason, like, do you take pause in projects to sort of figure out where is the best capital spent or would you talk forward (00:28:11) everything as is?

Answer – Martín Pérez de Solay: For us, we are merging two companies today, Joel, that have a quite an aggressive growth plan, fully funded and moving towards executing that growth plan. So, that will not stop. That will continue to be the business in which ways, by putting together the pieces from both companies, we will be able to evolve these projects in a better way and find these solutions to our customers more efficiently. But at the same time, we are not better in the sense – in a way, we should grow. We will have the largest local presences in the key lithium markets, and that larger local presence will enable us also to deliver the projects on time, on budget and continue to be the best project execution in the industry.

So, I wouldn't expect any rethinking of the projects. We are all fully fired on the projects that we're building and executing. Still, there are a lot – large list of projects under production, commissioning, construction and studies. By the time that it gets approved by shareholders, we trust that a lot of the projects under commissioning will be under production and lot of the projects under construction will be in commissioning phase and the studies will evolve into construction. But you will see that movement in our project pipeline over the next few months.

Answer – Paul W. Graves: Joel, I think the first question we're going to ask our organizations is, how can you do these projects quicker, the lower capital and for more volume. I'm going to (00:29:44) find ways now we're together to do more, not less.

Question – Joel Jackson: Thank you.

Operator

©2023, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners.

Thank you. The next question comes from Christopher Parkinson from Mizuho. Please go ahead, Christopher. Your line is now open.

Analyst: Christopher Parkinson

Question – Christopher Parkinson: Great. Thank you so much. Can you just add a little bit more color on slide 12, EBITDA the synergy, extended synergy run rate of $125 million? It seems like there are a couple of different buckets for which that number comes from. Can you just kind of just give us a quick breakdown or bottom-up analysis on how you've arrived at that number and as well as your potential expectation for upside? Thank you so much.

Answer – Paul W. Graves: Sure. Without getting into a line-by-line analysis of the numbers, there's a huge amount of what a logical logistic savings that's possible between these two organizations, moving material around, moving people around, it's quite a significant cost in our organization. And so, this diversification allows us to not only get to the classic synergies, but we can do the same for less money, but we can do less, we can move less material around. And so, there's quite some significant, sort of, I'm going to call the supply chain/logistics savings.

I think another big piece and I wouldn't underestimate this actually is the ability to optimize our assets. We are constrained. Livent has been constrained by a lack of carbonate and that has knock-on effects about how much chloride we can make, therefore how much third-party material we have to buy to support some of our businesses. We can pretty much eliminate that, really on day one by tapping into what Allkem bring to the table. And so, optimizing across resources is another big piece of it. There's always the unfortunate aspect that we don't need as many corporate locations, so there will be some reduction in head office locations, for some savings into that as well. And so, it's a very detailed and thorough analysis that we've done together to come up with these numbers.

Answer – Martín Pérez de Solay: Following up on what Paul was saying, we really have made some significant amount of synergies when you look at what you can do in terms of profitability and maximizing profitability from our operations. When you put such a large base of product together with these combined base of processing plants that we will have, it is a lot that you can do beyond the synergies that have been outlined here.

Question – Christopher Parkinson: Understood. And just a quick follow up on slide 9, you have a pretty helpful overview of, obviously that compatibility and obviously how that flows into your scale. Can you – was there any particular – and I can ask this from either the Allkem or the Livent side, that was there specific narrative from customers or anything just internally that both of you have been kind of hearing or grappling with over the last few years that really drove this? I mean, it's pretty obvious, but I'm just kind of curious if it was something specific within the last, let's say, 12 to 18 months that was further driving it to actually get the deal done. Thank you.

Answer – Paul W. Graves: Hey. Look, my only comment there is customers want two things always; they want more and they want better quality. It's a relentless process and it is continuous and it doesn't stop today and it won't stop tomorrow. So, more volume and better quality. I think the regionalization of supply chains is going to change how they think about getting the volume and the quality. But I think those two factors drive everything.

Answer – Martín Pérez de Solay: Yeah. The regionalization or localization of supply chains is something that clearly drives the synergy. And the other thing is that, the larger the product base, you have the more reliable in (00:33:32) the country, the customers are more long-term contracts you can sign. Having that based off of production at high margins, is what we look forward (00:33:44).

Answer – Paul W. Graves: Yeah. Chris, you and I spoke many times about the need in the hydroxide business, given the specifications and the quality demands. You need to sign, you need long-term partnerships, whether that's backed by a contract or not. You're not selling this material into a spot market. You never will. And so, the ability to actually make those long-term commitments on both sides is a big piece of the commercial demands of our industry that are just going to grow and grow.

Question – Christopher Parkinson: Very helpful color as always. Thank you so much.

Operator

©2023, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners.

Thank you. The next question comes from Kevin McCarthy from Vertical Research Partners. Please go ahead. Your line is now open.

Analyst: Kevin W. McCarthy

Question – Kevin W. McCarthy: Yes. Good morning and congratulations. Can you speak to how exactly the 56-44 value split was determined? Imagine, as two public companies, we have a history of the relative market caps, and perhaps that was a starting point. But Paul, you're in the midst of doubling capacity. And I think of Livent as a company that's very capable downstream in terms of application development and technology, which is quite different relative to spodumene production, let's say. So, any color you can provide in terms of how the parties came together to settle on that split would be instructive? Thank you.

Answer – Paul W. Graves: Sure. I mean, let me try and just give you a short answer I can. We're an innovative company, but we try not to be too innovative in that sense. It was a fundamental analysis of the values of the two businesses. We built up models, both of us together. We shared a lot of details on our projects and what we're trying to do, and we came to an alignment on what the relative contribution was on a net asset basis. The share price clearly influenced and frankly framed some of those conversations. But this was done on a fundamental contribution basis.

Answer – Martín Pérez de Solay: Yeah. Clearly, both companies have a very, very good growth portfolios and very good quality producing assets. And the objective was to find what the real value of each of these companies goes into the combination, so that despite of (00:36:03) discussions, we wanted to have a long-term solution here, something that was done in long term. And the only way to do that is, if you look at the fundamental value, the NAVs for both companies, and put them together, (00:36:22) of the growth capacities that they both have in different areas.

Question – Kevin W. McCarthy: Okay. Then as a follow up, if I may, can you speak to the regulatory approvals that will be required? Obviously, there's shareholder votes as well, but I'm curious about the regulatory approvals and the question of whether or not any approvals from Argentina will be required?

Answer – Paul W. Graves: Yeah. Look, there will be the usual regulatory approvals. When you think antitrust is the major markets in which we operate, Argentina has a slightly different regime. Of course, we will need antitrust approval in Argentina. That is all that, no other approvals needed in Argentina. That antitrust process in Argentina, though, is not one that we need prior to closing. So, it can be done after closing.

Answer – Martín Pérez de Solay: And as said, before at the beginning of the meeting, both shareholders would have to approve the transaction. So, there would be shareholder meetings on both sides, which we estimated to be end of October, November period.

Question – Kevin W. McCarthy: Okay. Very helpful. Thank you.

Operator

Thank you. The next question comes from Matthew DeYoe from Bank of America. Please go ahead. Your line is now open.

Analyst: Matthew DeYoe

Question – Matthew DeYoe: Good morning, Paul. Congratulations. Will you see a need to renegotiate any of your existing commercial agreements or maybe opportunities to extract any more value out of existing agreements? And presumably, maybe you're selling a lot of product to the same customers. I'm just kind of wondering how that looks.

Answer – Paul W. Graves: I don't think we need to, and I certainly don't think the whole point of this is to extract more value from our existing long-term relationships. I think conversations with those customers are going to be

©2023, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners.

hugely positive about how this transactions allows us to extend and expand our relationship. So, we will certainly be talking to them. But no, there's no need and there's no underlying requirement or expectation on our part that we do that.

Answer – Martín Pérez de Solay: When you look at the market, there's a lot more market to come and there's a lot more production to come on our side. So, the key driver for the business is – the future of the joint operation is not resetting anything of what we do today.

Question – Matthew DeYoe: Okay. And if I may, just curious, what was the long-term kind of lithium pricing assumed when you were looking at your NAVs?

Answer – Paul W. Graves: We just put your forecast in that. Question – Matthew DeYoe: Okay. All right. That's it for me. Thanks. Answer – Paul W. Graves: Thanks.

Answer – Martín Pérez de Solay: Thank you.

Operator

Thank you. The next question comes from Chris Kapsch from Loop Capital Markets. Please go ahead, Chris. Your line is now open.

Analyst: Chris Kapsch

Question – Chris Kapsch: Yeah. Good morning. Congratulations and kudos on the bold move. Makes complete sense to me from a strategic standpoint when you're thinking about scale, scope and relevance. My one question I had was on the, you hit on this a little bit, but on the integration strategy, because if you think about how the market's developing and even, CEO of a rather important EV maker said that the bottleneck isn't necessarily in getting the lithium out of the ground, it's on the conversion to battery-grade chemical. So, if you think about your – that everybody can see the pathway to mid to upper 200's in terms of – 2,000's tonnes of LCEs, but the integration capacity is a little more fuzzy, I guess.

So, I'm just wondering if there's any more clarity or when you'd expect more clarity on making more conversion and investments, and not just tied to the hard rock assets in Canada, but just, do you see putting up more conversion capacity for the carbonate that's going to be coming out of Argentina? Any thoughts geographically to leverage the IRA? What are your thoughts in terms of where you are in terms of planning today on this conversion capacity and what it might look like having this conversation a couple of years from now?

Answer – Paul W. Graves: Chris, you and I have spoken many times about our desire to be more balanced in terms of products, but that is somewhat constrained by what customers demand of us. I think there's almost – certainly be more hydroxide capabilities that we've individually announced. I think Allkem is, I think, the only company out there that has come from a mining background to successfully move into hydroxide production. And so, they have a fantastic asset either in Japan that we're going to take a long, hard look and see what more we can do out there. We have Bessemer City here in the US, with almost unlimited scope for further expansions. But largely, this will be driven by customers. Customers need carbonate too, right. And so, it's not necessarily the case that being fully integrated means that we will turn every kilo of carbonate into hydroxide. I actually don't expect that to be the case at all.

Answer – Martín Pérez de Solay: The other thing that Paul was mentioning it, today, it's a lot simple to expand operations in Japan or to expand operations in the US. On the combined business that it would be for us individually to do it and start up a new business for Allkem in the US or for Livent in Japan. Now, it's a lot more easy to meet those customer needs in any region where they need the products and where we have the expertise of (00:42:11). So it makes a lot of sense, a few savvy (00:4214), quite compelling from that perspective.

©2023, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners.

Answer – Paul W. Graves: Don't underestimate first the ability to move more quickly on an existing site than trying to find a new one. It is a big difference.

Question – Chris Kapsch: Yeah. Got it. And then, just a follow-up, and I appreciate your – the thoughts, the comments on just ramping production quicker, just accelerating maybe some capital, but just accelerating sort of the plans. But just juxtapose against the idea that some of the synergies come from SG&A. Just wondering, henceforth, execution is going to be important and just your confidence level and the skills and the people you have in place today and the ability to execute on just a multitude of projects? Appreciate that. Thanks.

Answer – Paul W. Graves: One advantage of this process that Martín and I have been to is, we've got to know each other's teams very well. It has brought (00:43:14) the good fit between the people, but actually in both organizations of world-class talent. Bluntly, we still don't have enough. We're going to be a net hirer of talent to deliver these projects. We think that the opportunities we can present to scale of the business, we're going to be, I think, advantaged in those hiring processes. And so, I think it's another source of competitive advantage this merger brings is, we believe, we'll be able to add even more talent to our existing organizations. It's not to be underestimated. These are big projects we're taking on. They're going to take a lot of time, lot of work, lot of complexity and execution is going to be the key determinant of success, for sure.

Answer – Martín Pérez de Solay: Yeah. As Paul was mentioning and you mentioned it, this is not about cutting jobs. There's maybe a few savings here and there in some core (00:44:04) expansions, but well, we do have some (00:44:09), but we'll really be a net hirer of people. And we will need these good talented people to join the organization and being a larger organization with a larger global footprint, and build the larger sales force (00:44:22) in the industry will help us attract the best talent in the industry. So, satisfied (00:44:27) with the quality of talent that we will have. We – we're adding more talent and we want to become the employer of choice for those people that want to develop in this industry as well. So, it will put us in a great position to attract our talent and develop our existing talent base.

Question – Chris Kapsch: Thank you.

Operator

Thank you. The next question comes from Corinne Blanchard from Deutsche Bank. Please go ahead. Your line is now open.

Analyst: Corinne Blanchard

Question – Corinne Blanchard: Hey. Good morning, everyone. Congratulation on the transaction. Could you comment on the converts, and it's not for Livent. How is that going to be treated with the merger?

Answer – Paul W. Graves: Hi. Yeah. This convertible will be converted frankly (00:45:19) and be part of this transaction. So, it's a relatively straightforward trade of the conversion.

Question – Corinne Blanchard: Okay. And then...

Answer – Paul W. Graves: I'm happy to follow up with you and share specific details.

Question – Corinne Blanchard: Sure, sure. Yeah, we can take it offline. And then, the other question is just trying to understand. So, Paul, you will be the new CEO of the NewCo, and – from Allkem, you will be – like, do you plan to retire or do you plan to just remain for a certain period of time as a strategic advisor to the NewCo, trying just to understand the dynamic going forward.

Answer – Paul W. Graves: Yeah. Your question is for Martín, what his plans are.

Answer – Martín Pérez de Solay: Yes. Well, I will say that the Managing Director and CEO of Allkem until the full

©2023, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners.

transaction is – and the transaction is fully approved by shareholders and (00:46:12). And I will then move on to an advisory role supporting board and the teams on the integration for the needed time to be there. I think it is – Paul and I have known each other for quite some time now. We've worked very well doing the whole diligence and development of the transaction and we created a very good team. Our teams work along very well together in the process and I'm here to ensure that the transaction is supported and deliver the results that it has to deliver. So, it will continue to be a pleasure for me to support the transaction (00:46:53).

Question – Corinne Blanchard: Great. Thank you. That's it from me.

Operator

Thank you. The next question comes from Ben Isaacson from Scotiabank. Please go ahead. Your line is now open.

Unidentified speaker

Question – Unidentified speaker: Good morning. This is (00:47:13) on for Ben Isaacson. Just one quick question. Thank you. We've seen a number of OEMs take stakes in projects recently. Is this a source of funding that will be explored further with NewCo? And then, I – I'll wait for that before I ask my follow up.

Answer – Paul W. Graves: Look, you never know what the future holds. But that's not the plan. No.

Unidentified speaker

Question – Unidentified speaker: Okay. Perfect. Thank you.

Operator

Thank you. The next question comes from Aleksey Yefremov from KeyBanc Capital Markets. Please go ahead. Your line is now open.

Analyst: Aleksey Yefremov

Question – Aleksey Yefremov: Thanks. Good morning, everyone, and congrats on getting this done. Have you given any thought to using Livent's DLE technical knowledge at Allkem's brine assets?

Answer – Paul W. Graves: Indeed, we have and we think there's a good opportunity to cross-subsidize both operations with what we know. As you know, we are looking – we were looking (00:48:36) and we continue to look into potentially DLE technologies to expand production capacity there. But at the same time, jointly, we will be looking at bringing some evaporation technology into expand the production capacity from Hombre Muerto. So, we see a high complementarity between both business and the knowledge. It adds a lot of value. We don't have to look into deliver or develop new DLE technology. So, we are doing some analysis on the (00:49:09) that will basically support both operations and the knowledge from evaporation will enable Hombre Muerto to grow beyond its current potential.

Answer – Paul W. Graves: I can show you now – we've said this a while, DLE is not a magic solution to anything and the constraints that are placed on production are largely infrastructure constraints, and that goes in both directions. We can run out of land on conventional processes. We can run out of other infrastructure, whether that's energy or fresh water with DLE-based processes. And so, we believe that it actually equates to both of those. We have no experience, not novel (00:49:48), extensive experience anyway in conventional processes and Allkem does. So, that's going to be a huge benefit to us and we have 20-plus years of experience in DLE-based processes and I think that's going to be a huge benefit to Allkem's resources. So definitely an area that we are very focused on.

©2023, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners.

Question – Aleksey Yefremov: And maybe as a follow-up, Livent has a lot of knowledge and experience in Hombre Muerto geology, hydrology. To what degree de-risks Sal de Vida project you think?

Answer – Paul W. Graves: Yeah. Look, I think there's a bunch of fact – that not to say that reason, but I think proximity and knowledge, et cetera, shared infrastructure, shared people, just a bunch of stuff de-risks. It de-risks and accelerate Sal de Vida, for sure.

Answer – Martín Pérez de Solay: I will tell you that the largest risk in (00:50:44) project is not the geological side. The geology is on both ends of the slope, and the difference is more mature on the Hombre Muerto side and (00:50:51) side. It's more about where we have the operations in Sal de Vida. But the real benefit and de-risking comes from lowering the capital intensity for building new projects. If you have proximity on the plants, as you know, the technology you're going to use such a green shared use of construction, unify purchases, and lot of things where we will be saving money and de-risking the projects, accelerating at the same time because we'll have a larger execution base on which we can let it go.

Question – Aleksey Yefremov: Thanks a lot.

Operator

Thank you. This concludes the Q&A session for today. So I'll hand back over to the management team for any additional or closing remarks.

No, that's it. Thank you very much for joining. And again, we'll be having another call morning time Australia. Thank you.

Thank you.

Operator

Thank you. Ladies and gentlemen, this concludes today's call. Thank you for joining. You may now disconnect your lines.

Copyright © 2023 FactSet Research Systems Inc. All rights reserved.

©2023, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners.

No offer or solicitation

This communication and the information contained in it is provided for information purposes only and is not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to sell or solicitation of an offer to buy, or an invitation or recommendation to subscribe for, acquire or buy securities of Allkem Limited (“Allkem”), Livent Corporation (“Livent”) or Lightning-A Limited (“NewCo”), or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Additional information and where to find it

Livent and NewCo plan to file relevant materials with the Securities and Exchange Commission (the “SEC”) in connection with the contemplated transaction (the “Transaction”), including a registration statement on Form S-4 that contains a proxy statement/prospectus and other documents. Livent will mail the proxy statement/prospectus contained in the Form S-4 to its stockholders. This communication is not a substitution for any registration statement, proxy statement/prospectus or other documents that may be filed with the SEC in connection with the proposed transaction.

THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WILL CONTAIN IMPORTANT INFORMATION ABOUT NEWCO, LIVENT, ALLKEM, THE TRANSACTION AND RELATED MATTERS. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS AND SUCH DOCUMENTS, BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TRANSACTION. The

proxy statement/prospectus, any amendments or supplements thereto and all other documents filed with the SEC in connection with the Transaction will be available when filed free of charge on the SEC's website (at www.sec.gov). Copies of documents filed with the SEC by Livent will be made available free of charge on Livent's investor relations website (at https://ir.livent.com/overview/default.aspx).

Participants in the Solicitation

Allkem, Livent, NewCo and their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Livent’s security holders in connection with the Transaction. Information about Livent’s directors and executive officers is set forth in Livent’s proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on March 16, 2023, its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 24, 2023, subsequent statements of beneficial ownership on file with the SEC and other filings made from time to time with the SEC. Information about Allkem’s directors and executive officers is set forth in Allkem’s latest annual report dated August 25, 2022, as updated from time to time via announcements made by Allkem on the Australian Securities Exchange. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Livent security holders in connection with the Transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This announcement contains forward-looking statements, including within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can often be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern expectations, strategy, plans, or intentions. However, the absence of these words or similar terms does not mean that a statement is not forward-looking. All forward-looking statements are based on information and estimates available to Livent at the time of this announcement and are not guarantees of future performance.

Examples of forward-looking statements in this communication (made at the date of this communication unless otherwise indicated) include, among others, statements regarding the future performance of Livent, Allkem and NewCo (the “Merged Group”), the perceived and potential synergies and other benefits of the Transaction, and expectations around the financial impact of the Transaction on the Merged Group’s financials. In addition, this announcement contains statements concerning the intentions, beliefs and expectations, plans, strategies and objectives of the directors and management of Livent for Livent and the Merged Group, the anticipated timing for and outcome and effects of the Transaction (including expected benefits to shareholders of Livent), anticipated production, production capacity or construction or development commencement dates, costs or production outputs, capital expenditure and future demand for lithium, expectations for the ongoing development and growth potential of the Merged Group and the future operation of Livent and the Merged Group.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement and may include statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of NewCo following completion of the Transaction; and anticipated growth strategies and anticipated trends in Livent’s, Allkem’s and, following the completion of the proposed transaction, NewCo’s business.

In addition, other factors related to the Transaction between Allkem and Livent that contribute to the uncertain nature of the forward-looking statements and that could cause actual results and financial condition to differ materially from those expressed or implied include, but are not limited to: the satisfaction of the conditions precedent to the consummation of the Transaction, including, without limitation, the receipt of shareholder and regulatory approvals on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the Transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the Transaction within the expected time period (if at all); potential difficulties in Allkem’s and Livent’s ability to retain employees as a result of the announcement and pendency of the Transaction; risks relating to the value of NewCo’s shares to be issued in the Transaction; disruptions of Allkem’s and Livent’s current plans, operations and relationships with customers caused by the announcement and pendency of the Transaction; legal proceedings that may be instituted against Allkem and Livent following announcement of the Transaction; funding requirements; lithium and other commodity prices; exploration, development and operating risks (including unexpected capital or operating costs); production risks; regulatory restrictions (including environmental regulations and associated liability, changes in regulatory restrictions or regulatory policy and potential title disputes) and risks associated with general economic conditions.

Additional factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements are detailed in the filings with the SEC, including Livent’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.

There can be no assurance that the Transaction will be implemented or that plans of the directors and management of Livent for the Merged Group will proceed as currently expected or will ultimately be successful. Investors are strongly cautioned not to place undue reliance on forward-looking statements, including in respect of the financial or operating outlook for Allkem, Livent or the Merged Group (including the realization of any expected synergies).

Except as required by applicable law, Livent assumes no obligation to, and expressly disclaims any duty to, provide any additional or updated information or to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise. Nothing in this communication will, under any circumstances (including by reason of this communication remaining available and not being superseded or replaced by any other presentation or publication with respect to Allkem, Livent or the Merged Group, or the subject matter of this announcement), create an implication that there has been no change in the affairs of Livent since the date of this communication.